Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2010
(Millions)
Earnings:
Loss from continuing operations before income taxes	$(1,287)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(39)

Loss from continuing operations before income taxes and equity earnings	(1,326)

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	503
Rental expense representative of interest factor	11

Total fixed charges	514

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	42

Less:
Capitalized interest	(43)

Total earnings as adjusted	$(813)

Fixed charges	$514

Ratio of earnings to fixed charges	(b )

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision for income taxes in our Consolidated Statement of Operations.

(b)	Earnings are inadequate to cover fixed charges by $1,327 million.